

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

Via E-mail
Dr. Sehat Sutardja
Chief Executive Officer
Marvell Technology Group Ltd.
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re: Marvell Technology Group Ltd.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed March 29, 2013**
> **File No.: 000-30877**

Dear Dr. Sutardja:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 8. Financial Statements and Supplementary Data, page 57

Note 10 - Commitments and Contingencies, page 86

-Contingencies, page 87

1.   We note your disclosures regarding legal matters outstanding with the Carnegie Mellon Litigation and the significance of the related December 26, 2012 patent judgment against the company. We further note it appears you did not accrue any liabilities for this matter as of February 2, 2013. Please explain to us the significant factors you considered in determining that no accrual for this matter was necessary under the circumstances.

Within your discussion, please provide to us an estimate of the possible loss or range of loss related to this matter since this is an unrecognized contingencies whereby an accrual has not been made. In this regard, we refer to the disclosures in this note and elsewhere in the filing of the damage amounts awarded against you in the case so it is not clear to us why you unable to provide any range of loss disclosures for the Carnegie contingency in this note. Refer to the guidance at FASB ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief